Value Line, Inc.
	551 5th Ave-3rd Floor
	New York, NY 10176
							Direct: 212-907-1883
								Fax: 	212-818-9748
								Cell:    917-351-4556



March 27, 2024

Mr. Lory Empie and Mr. Robert Klein
United States Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Re:	Form 10-K
Fiscal Year Ended April 30, 2023
File No. 000-11306

Dear Mr. Empie and Mr. Klein,

We have begun the process of providing our reply but respectfully request a thirty day extension to provide our response.

We want to consult with our auditors who are in the midst of their audit and tax season.

The additional time to reply to your comments will enable us to provide a thoughtful and thorough response.

Your consideration in this matter is greatly appreciated.


Sincerely,

Stephen Anastasio

Stephen Anastasio
Principal Financial Officer,
Vice President, Treasurer & Director